AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 5, 1998

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     --------------------------------------

                                 SCHEDULE 14D-1
                                (AMENDMENT NO. 4)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                           DEKALB GENETICS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                      ------------------------------------

                          CORN ACQUISITION CORPORATION
                                MONSANTO COMPANY
                                    (BIDDERS)

                     CLASS A COMMON STOCK, WITHOUT PAR VALUE
                     CLASS B COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    244878104
                                    244878203
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             BARBARA BLACKFORD, ESQ.
                          CORN ACQUISITION CORPORATION
                              C/O MONSANTO COMPANY
                             800 N. LINDBERGH BLVD.
                            ST. LOUIS, MISSOURI 63167
                                 (314) 694-2594
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDER)

                                   COPIES TO:

                            RICHARD D. KATCHER, ESQ.
                               DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

================================================================================

                  This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on May 15, 1998 (as amended from time to time, the "Schedule 14D-1") by Monsanto Company, a Delaware corporation ("Parent") and by Corn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent. The Schedule 14D-1 and this Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares") and (ii) Class B Common Stock, without par value (the "Class B Shares" and, collectively with the Class A Shares, the "Shares"), of Dekalb Genetics Corporation, a Delaware corporation (the "Company"), at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Amendment is also Amendment No. 9 to the Schedule 13D filed by Parent with respect to the Class A Shares. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

ITEM 10. ADDITIONAL INFORMATION.

         1. The fifth sentence of the final paragraph of Section 8 "Certain Information Concerning the Company" is amended to read in its entirety as follows:

                  "Accordingly, the inclusion of the projections in this Offer should not be regarded as an indication that Parent or Purchaser or their respective financial advisors or their respective officers and directors consider such information to be accurate or reliable, and none of such persons assumes any liability for the accuracy thereof."

         2. The response to Item 10(f) is hereby supplemented as follows:

                  "Notwithstanding anything to the contrary set forth in the Offer to Purchase, in response to any condition to the Offer not being satisfied, the Purchaser may not upon expiration of the Offer (and without extending the period of time for which the Offer is open) delay acceptance for payment or payment for Shares until such time as such condition is satisfied or waived; provided that, subject to the applicable regulations of the Commission, the Purchaser reserves the right, in its sole discretion (but subject to the terms of the Merger Agreement), at any time and from time to time, to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, pay for, any Shares in order to comply with any applicable law."

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a) (1)        --   Offer to Purchase, dated May 15, 1998.*

(a) (2)        --   Letter of Transmittal.*

(a) (3)        --   Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.*

(a) (4)        --   Letter to Clients for Use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.*

(a) (5)        --   Notice of Guaranteed Delivery.*

(a) (6)        --   Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.*

(a) (7)        --   Text of press release issued by Parent and the Company on
                    May 11, 1998.*

(a) (7)(i)     --   Text of press release issued by Parent on June 1, 1998.*

(a) (7)(ii)    --   Text of press release issued by Parent on June 3, 1998*

(a) (7)(iii)   --   Text of press release issued by Parent on June 15, 1998*

(a) (7)(iv)    --   Text of press release issued by Parent on July 10, 1998*

(a) (8)        --   Form of Summary Advertisement, dated May 15, 1998.*

(b)            --   Not applicable.

(c) (1)        --   Agreement and Plan of Merger, dated as of May 8, 1998, by
                    and among the Company, the Purchaser and Parent.*

(c) (2)        --   Stockholders Agreement, dated May 8, 1998, among Parent, the
                    Voting Trustees and the Registered Holders.*

(c) (3)        --   Investment Agreement, dated as of January 31, 1996, between the Company and Parent.*

(c) (4)        --   Stockholders' Agreement, dated as of January 31, 1996,
                    between Parent and the other holders of Class A Shares of the Company.*

(c) (5)        --   Registration Rights Agreement, dated as of January 31, 1996, between the Company and Parent.*

(c) (6)        --   Collaboration Agreement and License, dated as of January 31,
                    1996, between the Company and Parent.**

(c) (7)        --   Corn Borer-Protected Corn License Agreement, dated as of
                    January 31, 1996, between the Company and Parent.**

(c) (8)        --   Glyphosate-Protected Corn License Agreement, dated as of
                    January 31,

                    1996, between the Company and Parent.**

(c) (9)        --   CaMV Promoter License Agreement (Glufosinate-Protected
                    Corn), dated as of January 31, 1996, between the Company and Parent.*

(d)            --   Not applicable.

(e)            --   Not applicable.

(f)            --   Not applicable.

-----------------------
*  Previously filed.

** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 1998


                                MONSANTO COMPANY

                                By: /s/Derek K. Rapp
                                     Name:   Derek K. Rapp
                                     Title:  Director, Mergers & Acquisitions
                                                        (Authorized Officer)


                                CORN ACQUISITION CORPORATION

                                By:  /s/Barbara Blackford, Esq.
                                     Name:   Barbara Blackford, Esq.
                                     Title:  President, Secretary and Treasurer

                                  EXHIBIT INDEX

     EXHIBIT
       NO.                DESCRIPTION
    ---------            --------------

(a) (1)        --   Offer to Purchase, dated May 15, 1998.*

(a) (2)        --   Letter of Transmittal.*

(a) (3)        --   Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.*

(a) (4)        --   Letter to Clients for Use by Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.*

(a) (5)        --   Notice of Guaranteed Delivery.*

(a) (6)        --   Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.*

(a) (7)        --   Text of press release issued by Parent and the Company on
                    May 11, 1998.*

(a) (7)(i)     --   Text of press release issued by Parent on June 1, 1998.*

(a) (7)(ii)    --   Text of press release issued by Parent on June 3, 1998.*

(a) (7)(iii)   --   Text of press release issued by Parent on June 15, 1998*

(a) (7)(iv)    --   Text of press release issued by Parent on July 10, 1998*

(a) (8)        --   Form of Summary Advertisement, dated May 15, 1998.*

(b)            --   Not applicable.

(c) (1)        --   Agreement and Plan of Merger, dated as of May 8, 1998, by
                    and among the Company, the Purchaser and Parent.*

(c) (2)        --   Stockholders Agreement, dated May 8, 1998, among Parent, the
                    Voting Trustees and the Registered Holders.*

(c) (3)        --   Investment Agreement, dated as of January 31, 1996, between the Company and Parent.*

(c) (4)        --   Stockholders' Agreement, dated as of January 31, 1996,
                    between Parent and the other holders of Class A Shares of the Company.*

(c) (5)        --   Registration Rights Agreement, dated as of January 31, 1996, between the

                    Company and Parent.*

(c) (6)        --   Collaboration Agreement and License, dated as of January 31,
                    1996, between the Company and Parent.**

(c) (7)        --   Corn Borer-Protected Corn License Agreement, dated as of
                    January 31, 1996, between the Company and Parent.**

(c) (8)        --   Glyphosate-Protected Corn License Agreement, dated as of
                    January 31, 1996, between the Company and Parent.**

(c) (9)        --   CaMV Promoter License Agreement (Glufosinate-Protected
                    Corn), dated as of January 31, 1996, between the Company and Parent.*

(d)            --   Not applicable.

(e)            --   Not applicable.

(f)            --   Not applicable.


---------------------------=
*  Previously filed.

** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.